Andrew B. Szafran
Senior Vice President & CFO
2333 Waukegan Rd., Suite 100	v 847.374.1949
Bannockburn, Illinois 60015	f 847.945.1244
www.apaccustomerservices.com	abszafran@apacmail.com
VIA FACSIMILE & UPS OVERNIGHT
July 21, 2010

Re:	APAC Customer Services, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2010
Filed March 1, 2010
Form 8-K Filed February 19, 2010
File No. 000-26786
Dear Messrs. Gilmore and Edgar:
Form 10-K for the Fiscal Year Ended January 3, 2010
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies and Estimates
Revenue recognition, page 45
1.
Please provide us with the amount of revenue recognized for implementation services for all periods presented. As part of your response, please tell us the amount of gross profit recognized on these services.

ANSWER
The revenue recognized for implementation services related to new clients for fiscal years 2007, 2008, and 2009 totaled $0.4 million, $0.7 million and $4.8 million, respectively.
We estimate gross profit on a per client basis as training revenue less the costs of direct labor and telecommunications and then apply a systematic and rational approach to allocate administrative costs for the applicable location. Our gross profit related to these implementations for 2007, 2008 and 2009 was $0.0 million, $0.2 million and $0.4 million, respectively.

2.
Your response to prior comment number 5 indicates that training revenues, when billed separately, are recognized on an hourly basis as hours are incurred. Your disclosures indicate that these revenues are recognized under a proportional performance method; however, it is unclear to us how your method is a proportional performance method. We also note that your disclosures refer to the use of a straight-line basis of recognition yet your response does not refer to such method. As appropriate, please consider revising your disclosures.

ANSWER:
During the implementation phase, our customer service representatives conduct similar activities as are performed in the production phase such as participating in live calls with our clients’ customers. Activities in both the implementation and production phases are measured and billed using similar input measures such as on a per call or per minute basis.
Our revenues are recognized on a proportional performance method based on the calls / minutes incurred compared to the total forecasted calls or minutes to be delivered over the term of the contract. However, the rates charged for our delivered services during the implementation phase are typically lower than the rates charged during the production phase. Accordingly, we recognize revenues during each of these phases based upon the rate billed during each phase. The rates billed during the training phase are used in conjunction with the proportional performance method rather than the production rate or an average rate. For example, during the implementation phase we may bill a client $15 per hour for training and during production we may bill that client $28 per hour. During the implementation phase we recognize revenue at the $15 per hour billed, rather than incorporating the production rate per hour and recognizing revenue at a higher average rate, as it would be inappropriate to “pull forward” revenue using an average rate that we have not, and will not, realize until the services are delivered during the production phase.
Our disclosure states that “revenue is recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis, as appropriate.” We recognize revenue based on transactional services delivered and have not applied a straight-line methodology. We will revise the disclosure in future periods to remove the reference to the straight-line method.

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 67
3.
We note your response to prior comment 8. The effectiveness conclusion in Item 4 of your Form 10-Q filed on May 12, 2010 is not given at the “reasonable assurance” level, even though the disclosure contains the general statement that a control system can provide only reasonable assurance that its objectives are met. Please confirm that in future filings, if you determine to retain the general disclosure regarding the assurance level of disclosure controls and procedures, you will state your officers’ conclusions at the “reasonable assurance” level.

ANSWER:
We will revise item 4 “Controls and Procedures” in our future filings to include the following language to reflect our officers’ conclusions at the reasonable assurance level:
As of “insert reporting date”, under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of “insert reporting date”, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.
There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended “insert reporting date” that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Part III Information (incorporated by reference from the definitive proxy statement filed on April 28, 2010)
Board Leadership Structure, page 8
4.
We note the statement in this section that your board of directors determines whether the role of the Chairman and CEO should be separated or combined based on its judgment as to the structure that best serves the interest of the company at any point in time. With a view toward providing enhanced disclosure in future filings, please tell us why your board has determined that at this point in time, given your company’s specific characteristics and circumstances, its interests are best served by separating the roles of Chairman and CEO. Refer to Item 407(h) of Regulation S-K.

ANSWER:
As noted in the proxy, we currently separate the positions of Chief Executive Officer and Chairman of the Board of Directors. Separating the positions of Chief Executive Officer and Chairman of the Board of Directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board of Directors to lead the Board of Directors in its fundamental role of providing advice to and oversight of management.
Mr. Schwartz, our current Chairman, is also our founder and the largest shareholder of the Company. Although Mr. Schwartz is not considered an independent director, the Board of Directors believes that having Mr. Schwartz serve as a separate Chairman of the Board of Directors is the appropriate leadership structure for the Company, given his wealth of industry experience, his considerable business contacts in the area of outsourcing, and extensive knowledge of the Company and his history of innovative and strategic thinking. Furthermore, based in part on past history, the Board of Directors believes that is best for our Chief Executive Officer to functionally operate the Company’s business and the Chairman to manage the Board of Directors and critically review management’s performance. The Board of Directors believes that performance is optimized with the separation of these roles. With the separation, the Board of Directors can speak more candidly and critically on the performance of the management and operations of the Company. We believe that such separation helps provide proper checks and balances. In future filings we will include additional narrative in our explanation regarding the separation of the roles of the Chairman and Chief Executive Officer.

Compensation Discussion and Analysis
Compensation Philosophy, page 24
5.
We note the statement in this section that your compensation committee has determined that the total compensation packages for your executive officers should be between the 50th percentile and the 75th percentile of the packages of executive officers at companies with which you compete for executive talent. Please clarify if you engage in benchmarking of total compensation or any material element of compensation. If so, please identify the individual companies against which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our web site.

ANSWER:
In evaluating each element of our executive compensation program, the Compensation Committee considers, among other things, relevant data on other executive compensation programs and practices and Company financial performance. The Compensation Committee uses benchmark comparisons to published surveys, as applicable, to ensure that it is acting on an informed basis and to establish points of reference to determine whether and to what extent it is establishing competitive levels of compensation for our executives.
For benchmarking purposes, the Compensation Committee uses several recognized resources: (1) Watson Wyatt Data Services; (2) Economic Research Institute; and (3) Equilar Executive Compensation. When utilizing these materials, the Compensation Committee generally uses collected information from the designated business sector — professional services. There is an extremely large participant list of companies which are included in the data collected for these surveys and, therefore, it is not practical to list them all.
The Compensation Committee compares numerous elements of executive compensation, including base salaries, annual incentive compensation, long-term cash and equity-based incentives, to assist in determining whether proposed compensation programs are competitive. Management and the Compensation Committee view this comparative data as one factor in making compensation decisions, but do not rely solely on this information. The Compensation Committee uses its experience and judgment to make final compensation decisions.
There is discretion in the application of the survey information for determining the specific compensation which can lead to deviations from the survey data in those circumstances where the Compensation Committee deems it is appropriate.
In future filings, we will include additional discussion on the use of benchmarking in compensation decisions.

Annual Cash Incentive, page 26
6.
We note that the 2009 annual cash bonus payments received by your named executive officers were based on the company’s achievement of certain levels of revenue and pre-tax profit. Please tell us why you have not provided quantitative disclosure of the terms of these performance targets. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Also, please also note that Instruction 4 to Item 402 requires that a company include disclosure in its executive compensation discussion regarding how difficult it will be for an executive or how likely it will be for a registrant to achieve undisclosed target levels. Please confirm that in future filings in which you exclude performance targets in reliance on Instruction 4 to Item 402, you will provide this additional disclosure.

ANSWER:
Historically, we have not disclosed the specific performance targets for cash bonus payments because we believe that the disclosure of this information will lead to competitive harm. We feel that disclosing this information could be detrimental to us when used by outside parties, including, but not limited to competitors and existing or prospective clients. Our performance targets are an important component of our annual plan which is set the prior year after considerable analysis and discussion between the Board of Directors and Management. The annual plan is a detailed “road-map” which sets forth our expectations for the upcoming year and, as such, qualifies as confidential trade secrets and confidential commercial or financial information which we do not share with the public. As our bonus targets (revenue and pre-tax profit) are component of the annual plan, the two are inextricably connected. Consequently, the specific bonus targets are confidential and could certainly be used by competitors in efforts to strategically target our clients as well as our key employees.
If our competitors knew our internal plan for the year, it could be damaging to us and provide valuable intelligence to our competitors in their efforts to compete against us. With this insight into our internal plan, competitors could gain an unfair advantage when competing for business. Equally as troubling is the potential use of this information for recruiting our key employees. If a competitor was aware of a shortfall against our plan, which was going to impact bonus payments, they could potentially use this information as an important data-point in soliciting key individuals.

Additionally, performance targets, as an element of the annual plan, could put us at a significant disadvantage when negotiating pricing or other material contract terms. We feel the quantitative disclosure of the performance targets creates considerable business risk and, as such, we plan to continue excluding this information from future filings.
With respect to a discussion on how difficult or likely it is to achieve the undisclosed target levels, as previously mentioned, the annual plan is set following considerable exchange between the Board of Directors and Management. It is the general approach to set goals with a moderate likelihood of being achieved. The specific bonus targets, as a component of the annual plan, are considered “aggressive” — set at levels necessary to challenge and motivate executive management but levels which we believe are achievable through efficient and persistent execution. The Compensation Committee sets demanding performance goals which align the Management’s interests with those of our shareholders. The specific targets for 2010 are set at levels which will reward considerable top-line growth while maintaining consistent levels of operational efficiencies.
In future filings, we will include this type of additional discussion on this topic.
Long-Term Equity Incentives, page 28
7.
With a view toward providing enhanced disclosure in future filings, please tell us the specific factors the compensation committee considered, and the weight it accorded each factor, in determining to grant stock options to Messrs. Marrow and DiBari. Please also explain how the compensation committee determined the size of the grants. Finally, please address why equity awards were not made to the other named executive officers in 2009.

ANSWER:
In making determinations with respect to granting stock options for named executive officers, the Compensation Committee looks at several factors, including, but not limited to, the current base salary, prior incentive or cash bonus(es), previous option grants (i.e. the size of prior option grants), current size of equity stake and any other equity-based awards benchmarked against individuals in similar positions. Additionally, the Compensation Committee looks at the specific individual’s annual performance evaluation, special accomplishments during the preceding year and the impact of his/her performance or accomplishments on our financial and operational performance.

In the cases of Messrs. Marrow and DiBari, the Compensation Committee considered the factors described above as well as the successful implementation of operational plans which resulted in a substantial turnaround of the Company’s financial performance following the arrival of Messrs. Marrow and DiBari. With respect to the determination of the stock option grants, the Compensation Committee considered their strong management of costs and productivity of the business, continued implementation of beneficial business process changes and growth of existing and new client relationships. Based on the analysis of those factors, the Compensation Committee felt that the grants in 2009 were warranted to reward certain individuals instrumental in the above-described operational improvements.
While compensation levels may differ among from time to time among the named executive officers based on competitive factors and the role, responsibilities and performance of each specific named executive officer, in order to encourage our named executive officers to work collectively and manage collaboratively, there are no material differences in the compensation philosophies, objectives or policies for our named executive officers. The Compensation Committee considers all executives’ relative pay when making practical decisions regarding hiring, promoting and retaining our executives but does not have a formal policy regarding internal compensation equity.
We believe that the above responses should completely answer your questions. If you have any further questions, please do not hesitate to contact me.
Sincerely,

/s/ Andrew B. Szafran
Andrew B. Szafran
Senior Vice President & CFO
cc:      David Edgar — Staff Accountant
Christine Davis — Assistant Chief Accountant
Matthew Crispino — Staff Attorney
Mark Shuman — Branch Chief-Legal
Robert B. Nachwalter — APAC Customer Services, Inc.